VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

December 12, 2019

Re:	Request for Selective Review of Registration Statement on Form S-3
(File No. 333-234816)

To the Commission:

Vedder Price P.C. (“Vedder Price” or “counsel”), counsel to Metropolitan Life Insurance Company (the “Company”), previously submitted a transmittal letter on the Company’s behalf concerning the November 22, 2019 filing pursuant to the requirements of Section 10(a) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(e) of Regulation S-T thereunder, of the Company’s registration statement on Form S-3 (the “Registration Statement”) with respect to interests relating to the Registered Fixed Account Option, which has a market value adjustment and which is available in conjunction with certain group variable annuity contracts issued by the Company. The Company is supplementing counsel’s prior correspondence to request selective review by the Commission’s staff (the “Staff”) of the Registration Statement.

As explained in counsel’s prior correspondence, the Registration Statement does not register any additional interests and was filed for the sole purpose of complying with the requirements of Rule 415(a)(6) under the Securities Act to file a new registration statement within the 3-year period from the initial effective date of the current registration statement under which the offering of the interests is being conducted (such effective date was May 19, 2017). Pursuant to Rule 415(a)(6), the Registration Statement carries forward unsold interests previously registered for sale pursuant to the Registrant’s registration statement on Form S-3 (File No. 333-215132; SEC Accession No. 0001193125-16-795630) that was initially filed by the registrant on December 16, 2016 (the “Prior Registration Statement”) and, as noted above, declared effective on May 19, 2017.

The Company notes that the Registration Statement is substantively similar to the Prior Registration Statement, with the exception of certain clarifying revisions, updates and other non-material changes. Accordingly, because the Registration Statement will provide only limited new material for review by the Staff, the Company requests that the Registration Statement be accorded selective review by the Staff. In this connection, the Company notes that if the Registration Statement was eligible to be filed pursuant to Rule 485 under the Securities Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from the prior filing noted. The Company has reviewed the Registration Statement and represents that it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).

To facilitate selective review of the Registration Statement by the Staff, we have attached a courtesy copy of the prospectus marked against the prospectus included in the Prior Registration Statement. The Company respectfully requests that the Staff limits its review to the highlighted changes reflected therein.

If you have any questions or comments regarding the Registration Statement or this request for selective review, please call Thomas Conner of Vedder Price at (202) 312-3331.

Sincerely,

METROPOLITAN LIFE INSURANCE COMPANY

By: /s/ Robin Wagner

 Name: Robin Wagner

 Title: Assistant General Counsel